ArentFox Schiff LLP
1717 K Street NW
Washington, DC 20006

202.857.6000 main
202.857.6395 fax

afslaw.com

Ralph De Martino
Partner
(202) 724-6848 direct
ralph.demartino@afslaw.com

December 12, 2023

Division of Corporation Finance
Office of Industrial Applications and Services

United States Securities and Exchange Commission

100 F St NE

Washington, DC 20549

Attention:	Juan Grana
Lauren Nguyen

Re: SportsMap Tech Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 11, 2023
File No. 333-275521

To Whom It May Concern:

The undersigned serves as counsel to SportsMap Tech Acquisition Corporation (“SportsMap” or the “Company”). SportsMap notes that 3,266,400 additional shares (the “Additional Shares”) of the Company’s common stock are being registered for resale in Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (as amended, the “Registration Statement”) that were not included in the initial filing of the Registation Statement.

On behalf of SportsMap, we are submitting the following supplemental information regarding the Financing (as defined below). In particular, we have provided analyses of: (i) why the offering of securities in the Financing should not be integrated with the offering of the securities being registered pursuant to the Registration Statement and (ii) why it is appropriate to register the resale of the Additional Shares on the Registration Statement.

Background

On December 1, 2023, the Company entered into a subscription agreement (the “Subscription Agreement”) with certain investors providing for the issuance and sale of convertible promissory notes (the “Notes”) and warrants (the “Warrants”) to the investors (the “Financing Investors”) in a private offering (the “Financing”). The Notes and Warrants will be issued substantially concurrently with the consummation of the business combination contemplated by the business combination agreement by and among SportsMap, ICH Merger Sub Inc. and Infrared Cameras Holdings, Inc., dated as of December 5, 2022 and as amended (the “Business Combination”). The Additional Shares being registered for resale consist of (i) shares of common stock issuable upon conversion of the Notes, (ii) shares of common stock issuable as interest payments on the Notes and (ii) shares of common stock issuable upon exercise of the Warrants.

December 12, 2023

No Integration

Under Rule 152(a) under the Securities Act of 1933, as amended (the “Securities Act”), offers and sales of securities will not be integrated if, based on the particular facts and circumstances, the issuer can establish that each offering either complies with the registration requirements of the Securities Act or an exemption thereto. Securities Act Release No. 8828 (August 10, 2007) (the “Release”) provides that an issuer may conduct concurrent public and private offerings of securities if it is established that the investor in the private offering was not solicited by means of general solicitation (including through the filing of a registration statement). Specifically, the Release provides that “if the prospective private placement investor became interested in the contemporaneous private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4[a](2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4[a](2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.” See also Question 139.25 of the Staff’s Compliance and Disclosure Interpretations, Securities Act Sections.

The offering of securities in the Financing was made on a confidential basis exclusively to a limited number of accredited investors (within the definition contained in Rule 501(a) under the Securities Act) and was not made pursuant to any general solicitation or general advertising. Each of the potential investors contacted as part of the offering had a substantive, pre-existing relationship with SportsMap or its directors or officers, including existing investors in SportsMap’s sponsor, SportsMap LLC. These investors primarily consisted of family offices, high net worth individuals and fiduciaries, approximately 35 of which were investors in SportsMap’s sponsor, and approximately 12 of which had prior business relationships with David Gow, SportsMap’s Chairman and Chief Executive Officer. Based on the foregoing and consistent with Rule 152 and the Release, SportsMap respectfully submits that the Financing is an exempt transaction under Section 4(a)(2) of the Securities Act on its own, and therefore should not be integrated with the public offering being made pursuant to the Registration Statement.

Inclusion of the Additional Shares on the Registration Statement is Appropriate

The inclusion of the resale of the Additional Shares on the Registration Statement (prior to the issuance of the Notes and the Warrants at the closing of the Business Combination) is appropriate in light of Questions 134.01 (“Question 134.01”) and 139.11 (“Question 139.11”) of the Staff’s Compliance and Disclosure Interpretations, Securities Act Sections, whereby the Staff set forth the circumstances under which an issuer may register the resale of privately placed securities prior to their issuance. Question 134.01 states that “[a]t the time of filing the registration statement, the purchasers in the private placement must be irrevocably bound to purchase the securities subject only to the filing or effectiveness of the registration statement or other conditions outside their control, and the purchase price must be established at the time of the private placement. The purchase price cannot be contingent on the market price at the time of effectiveness of the registration statement.” In addition, Question 139.11 states that “[i]n a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4[(a)](2)-exempt sale of securities (or in the case of convertible securities, of the convertible security itself) to the investor and the investor is at market risk at the time of filing of the resale registration statement.”

December 12, 2023

As a result of their entry into the Subscription Agreement on December 1, 2023, the Financing Investors became irrevocably bound to purchase or receive the Notes and Warrants, subject only to conditions outside the control of the Financing Investors, including satisfaction or waiver of the conditions for closing of the Business Combination. The purchase price for the securities purchased pursuant to the Subscription Agreement was established with the execution of the Subscription Agreement on December 1, 2023, and the purchase price for the securities is not contingent on the market price at the time of effectiveness of the Registration Statement. Similarly, the conversion price of the Notes is fixed at $10.00 per share and the exercise price of the Warrants is fixed at $11.50 per share, and neither is based on market price or a fluctuating ratio, either at the time of effectiveness of the Registration Statement or any subsequent date. The Financing Investors have been at market risk since the time of execution of the Subscription Agreement, were at market risk at the time of filing Amendment No. 1 and will continue to be at market risk at the time of effectiveness of the Registration Statement. For these reasons, SportsMap respectfully submits that the sale of the securities pursuant to the Subscription Agreement under Section 4(a)(2) of the Securities Act was completed upon execution of the Subscription Agreement and that registering the resale of the Additional Shares on the Registration Statement complies with the Staff’s guidance in Question 134.01 and Question 139.11.

* * * * *

If you have any comments or questions please feel free to address them to the undersigned. You can reach me at my office at 202-724-6848, on my mobile telephone number at 202-415-8300, and via email at ralph.demartino@afslaw.com.

Thank you in advance for your prompt attention to this Correspondence and to the Company’s Registration Statement.

Respectfully submitted,

Ralph V. De Martino

RVD/mc

cc: David Gow